UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549



                          __________________


                               FORM 11-K


(Mark One):

[ X ]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
       EXCHANGE ACT OF 1934 [FEE REQUIRED].

            FOR THE FISCAL YEAR ENDED DECEMBER 31, 1995


                                 OR

[EEEE] TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE
       SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

   FOR THE TRANSITION PERIOD FROM _____________ TO ______________


Commission File Number: ____1-10308____



A. Full title of the plan and the address of the plan, if different from that of the issuer named below: Savings Incentive Plan of CUC International Inc.

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: CUC International Inc., 707 Summer Street, Stamford, Connecticut 06901

                         REQUIRED INFORMATION


The following pages set forth, with respect to the Savings Incentive Plan of CUC International Inc. (OPlanO), the required audited financial statements for the Plan prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974.


                              SIGNATURES


   The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.


           Savings Incentive Plan of CUC International Inc.
                            (Name of Plan)






Date June 28, 1996            /s/ COSMO CORIGLIANO
                              Name: Cosmo Corigliano
                              Title: Member, Savings Incentive Plan
                                    Committee


Date June 28, 1996            /s/ WALTER FORBES
                              Name: Walter Forbes
                              Title: Member, Savings Incentive Plan
                                    Committee


Date June 28, 1996            /s/ CHRISTOPHER MCLEOD
                              Name: Christopher McLeod
                              Title: Member, Savings Incentive Plan
                                    Committee


Date June 28, 1996            /s/ MARILYN PROUT
                              Name: Marilyn Prout
                              Title: Member, Savings Incentive Plan
                                    Committee



                     Audited Financial Statements
                             and Schedules

                       Savings Incentive Plan of
                        CUC International Inc.

                      December 31, 1995 and 1994
                  with Report of Independent Auditors




                       Savings Incentive Plan of
                        CUC International Inc.

                     Audited Financial Statements
                             and Schedules


                Years ended December 31, 1995 and 1994





                               Contents

Report of Independent Auditors                                       1

Audited Financial Statements

Statements of Net Assets Available for Plan Benefits, With Fund
 Information                                                         2
Statements of Changes in Net Assets Available for Plan Benefits,
 With Fund Information                                               4
Notes to Financial Statements                                        6

Schedules

Assets Held for Investment Purposes                                 11
Schedule of Reportable Transactions                                 16























                               Schedules











                    Report of Independent Auditors

To the Administrative Committee of the
Savings Incentive Plan of CUC International Inc.

We have audited the accompanying statements of net assets available for plan benefits of the Savings Incentive Plan of CUC International Inc. as of December 31, 1995 and 1994, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan at December 31, 1995 and 1994, and the changes in its net assets available for plan benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedules of assets held for investment purposes as of December 31, 1995 and reportable transactions for the year then ended, are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The Fund Information in the statement of net assets available for benefits and the statement of changes in net asset available for benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The schedules and Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



                                        ERNST & YOUNG LLP


Stamford, CT
May 22, 1996

                            Savings Incentive Plan of
                             CUC International Inc.

   Statements of Net Assets Available for Plan Benefits, With Fund Information



                                       December 31, 1995
                                        Fund Information
                                                    CUC
             Fixed         Bond       Equity       Stock      Loan
             Fund          Fund        Fund         Fund      Fund      Total
Assets
Investment at
  fair value -
  Note C
Bonds and
  corporate
  notes   $1,514,235  $5,906,381 $        -   $      -    $      -   $7,420,616
Common
  stocks         -           -    25,908,434  29,604,768         -   55,513,202
United
  States
  government
  and
  government
  agency
  secur-
  ities    4,933,369   3,847,421          -           -          -    8,780,790
Guaranteed
  insurance
  contracts1,659,178          -           -           -          -    1,659,178
Short-term
  investment
  funds    2,336,794     236,790   1,461,723   2,343,111     30,169   6,408,587
Total
  Investments
          10,443,576   9,990,592  27,370,157  31,947,879     30,169  79,782,373

Contributions
 receivable:
Employee     129,139     121,543     319,050     189,911          -     759,643
Employer      62,764      59,072     155,065      92,300          -     369,201
Interest
 and
 dividends
 receivable   99,737     178,018      27,880        -             -     305,635
Total
 receivables 291,640     358,633     501,995     282,211          -   1,434,479

Loans to
 participants    -         -          -            -       1,643,598  1,643,598
Net assets
 available
 for plan
 benefits
        $10,735,2166 $10,349,225 $27,872,152 $32,230,090 $1,673,767 $82,860,450



See accompanying notes.
                            Savings Incentive Plan of
                             CUC International Inc.

   Statements of Net Assets Available for Plan Benefits, With Fund Information



                                                 December 31, 1994
                                                Fund Information
                                                       CUC
                  Fixed       Bond       Equity       Stock    Loan
                  Fund        Fund        Fund        Fund     Fund     Total
Assets
Investment at
 fair value -
 Note C
Bonds and
 corporate
 notes        $1,997,383 $5,206,960  $       -    $      -  $   -    $7,204,343
Common stocks         -          -   16,342,385  22,181,807     -    38,524,192
United States
 government
 and
 government
 agency
 securities    4,344,775  3,270,568          -           -      -     7,615,343
Guaranteed
 insurance
 contracts     1,557,471        -            -           -      -     1,557,471
Short-term
 investment
 funds         1,536,962    437,206   2,326,059      97,357     -     4,397,584
Total
 investments   9,436,591  8,914,734  18,668,444  22,279,164     -    59,298,933

Contributions
 receivable:
Employee         194,227    258,969     507,148     118,694     -     1,079,038
Employer         101,804    135,739     265,823      62,214     -       565,580
Interest and
 dividends
 receivable      103,426    175,034      16,998         -       -       295,458
Total
 receivables     399,457    569,742     789,969     180,908     -     1,940,076

Loans to
 participants        -          -            -          -    96,268      96,268
Net assets
 available for
 plan
 benefits     $9,836,048 $9,484,476 $19,458,413 $22,460,072 $96,268 $61,335,277




See accompanying notes.


                            Savings Incentive Plan of
                             CUC International Inc.

   Statements of Changes in Net Assets Available for Plan Benefits, With Fund
                                   Information



                                        Year Ended December 31, 1995
                                             Fund Information
                                                        CUC
                Fixed       Bond       Equity      Stock       Loan
                Fund        Fund        Fund        Fund       Fund       Total
Investment
 income:
Interest
 and
 dividends  $ 666,485   $ 712,129 $   283,679  $   80,242    $    -   $1,742,535
Net realized
 and
 unrealized
 appreciation
 in fair value
 of
 investments   26,988   1,208,502   5,729,040  10,696,637        -    17,661,167
Net
 investment
 income       693,473   1,920,631   6,012,719  10,776,879        -    19,403,702

Contributions:
Employee    1,146,562   1,346,928   2,763,477   1,092,454        -     6,349,421
Employer      538,200     624,902   1,292,655     523,321        -     2,979,078
Total
 contribu-
 tions      1,684,762   1,971,830   4,056,132   1,615,775        -     9,328,499

Transfer of
 participants'
 funds
 from other
 plans      2,651,407      48,165     201,966     178,557     54,976   3,135,071
Loan
 repayments    45,609      16,540      33,304      20,123   (115,576)      -
Loan
 disbursements
             (251,591)   (205,487)   (502,406)   (680,282) 1,639,766       -
Distributions
 to
 partici-
 pants     (1,362,450) (1,032,136) (2,568,358) (5,379,155)      -   (10,342,099)

Net change
 during /the
 year       3,461,210   2,719,543   7,233,357   6,531,897  1,579,166  21,525,173
Net assets
 available for
 benefits
 at beginning
 of year    9,836,048   9,484,476  19,458,413  22,460,072     96,268  61,335,277
Interfund
 transfers (2,562,042) (1,854,794)  1,180,382   3,238,121     (1,667)        -
Net assets
 available for
 benefits at
 end of
 year     $10,735,216 $10,349,225 $27,872,152 $32,230,090 $1,673,767 $82,860,450



See accompanying notes.


                            Savings Incentive Plan of
                             CUC International Inc.

   Statements of Changes in Net Assets Available for Plan Benefits, With Fund
                                   Information



                                         Year Ended December 31, 1994
                                              Fund Information
                                                         CUC
                    Fixed       Bond       Equity       Stock    Loan
                    Fund        Fund        Fund        Fund     Fund    Total
Investment
 income:
Interest and
 dividends       $ 541,505  $ 553,882   $ 222,762   $   4,964  $   - $ 1,323,113
Net realized and
 unrealized
 appreciation
 (depreciation)
 in fair value
 of investments   (189,977)  (819,870)   (670,309)  4,174,882      -   2,494,726
Net investment
 income            351,528   (265,988)   (447,547)  4,179,846      -   3,817,839
Contributions:
Employee           947,090  1,371,679   2,254,316     205,546      -   4,778,631
Employer           534,319    734,296   1,420,782     107,475      -   2,796,872
Total
contributions    1,481,409  2,105,975   3,675,098     313,021      -   7,575,503
Transfer of
 participants'
 funds from
 other
 plans           5,975,445    105,384      26,006  24,862,360 158,780 31,127,975
Loan repayments     29,735        -           -           -   (29,735)      -
Distributions to
 participants   (1,529,959)  (419,567)   (603,498) (3,148,404)     - (5,701,428)
Net change
 during the year 6,308,158  1,525,804   2,650,059  26,206,823 129,045 36,819,889
Net assets
 available for
 benefits
 at beginning of
 year            5,798,994  5,880,067  12,836,327         -       -   24,515,388
Interfund
 transfers      (2,271,104) 2,078,605   3,972,027 (3,746,751)(32,777)       -
Net assets
 available for
 benefits
 at end of year $9,836,048 $9,484,476 $19,458,413 $22,460,072 $6,268 $61,335,277



See accompanying notes.


                       Savings Incentive Plan of
                        CUC International Inc.

                     Notes to Financial Statements



Note A- Description of the Plan

The   following  description  of  the  Savings  Incentive  Plan   (the   "Plan")
of CUC International Inc. (the "Company") provides only general information. Participants should refer to the Summary Plan Description or the Plan documents which are available from the Company, for a more complete description of the PlanOs provisions.

The financial statements of the Plan have been prepared in accordance with generally accepted accounting principles and, as such, include amounts based upon judgments and estimates made by management, which may differ from actual results.

General

The Plan is a defined contribution plan which provides retirement, disability and death benefits to eligible employees of the Company and its subsidiaries. The Plan covers substantially all full-time employees of the Company and its subsidiaries who have been employed for at least one year (amended from six months of service in March
1995)   and  are  age  twenty-one  or  older.  The  Plan  is  subject   to   the
provisions   of   the   Employee  Retirement  Income  Security   Act   of   1974
("ERISA").

In March 1995, the Plan was amended to eliminate the exclusion of part-time employees and allow for hardship withdrawal for payments of educational  fees.  The  Plan  was also amended  to  permit  loans  to  be  made
to   participants,  effective  on  June  1,  1995.  All  loans  made  prior   to
this date represent loans to the participants of the Employee Stock Ownership and Savings Plan of Entertainment Publications, Inc. transferred on July 1, 1994.

On   July  18,  1995,  the  Essex  Corporation  401K  Plan  merged  its   assets
totaling $2,557,537 into the Plan.

On  December  8,  1995,  the  Plan  adopted  the  profit  sharing  exception  to the annuity rules by requiring that the death benefits be payable to the surviving spouse, unless the spouse consents to another beneficiary.

On January 1, 1994, the Worldex Corporation Tax Advantaged Profit Sharing Retirement Plan merged its assets totaling $2,448,263 into the
Plan. This transfer included two guaranteed insurance contracts totaling $1,488,128. This transfer also included $960,135 which was invested in the various funds of the Plan.

On   July   1,  1994,  an  investment  option  was  added  to  the  Plan   which
enabled  participants  to  invest  in  common  stock  of  the  Company  ("Common
Stock").

On July 1, 1994, the Employee Stock Ownership and Savings Plan of Entertainment Publications, Inc. merged its assets totaling $28,694,332 into the Plan. The assets included Common Stock totaling
$24,841,485 which was transferred into the CUC stock fund of the Plan. This transfer also included an outstanding loan balance of $158,780 and a cash balance of $3,694,067.


                       Savings Incentive Plan of
                        CUC International Inc.

               Notes to Financial Statements (continued)


Note A- Description of Plan (continued)

Contributions

Each year, participants may contribute up to 15% (limited to 6% for highly compensated participants) of pretax annual compensation, as defined in the Plan. The Company matches each participant's bi-weekly contribution dollar for dollar of the first $27, $.60 for each dollar of the next $40, and $.40 for each dollar of the next $25, for a total maximum match of $61 per bi-weekly pay period. Participants may also contribute amounts representing transfers from other qualified plans, which are not subject to the Company match.

Participant Accounts

Each participantOs account is credited with the participantOs contributions and allocations of the CompanyOs contributions and Plan earnings. Allocations are based on participant earnings or account balances, as defined. Forfeited balances of terminated participantsO nonvested accounts are used to reduce future Company contributions.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company matching portion of their
accounts   plus  actual  earnings  thereon  is  based  on  years   of   credited
service.   A   participant  is  100%  vested  after  five  years   of   credited
service.

Loans to Participants

Effective June 1, 1995, participants may borrow from their fund accounts a maximum of $50,000 or 50% of their account balance. Loan terms range from 1-5 years and are secured by the balance in the
participantOs account. The loans bear interest at a rate commensurate with local prevailing rates as determined quarterly by the plan administrator and the trustee. Interest rates on outstanding loans currently range from 7.5% to 12%. Principal and interest is paid ratably through monthly payroll deductions.

Investment Options

Upon   enrollment   in  the  Plan,  a  participant  may  direct   employer   and
employee   contributions  in  5%  increments  in  any  of  the  four  investment options.

 Fixed Fund- Funds are invested in United States Treasury obligations, certificates of deposit, commercial paper, and money market funds, all having a maturity of three years or less from the date of investment, and insurance company contracts which provide a fixed rate of interest for a specified period of time.

 Bond   Fund-   Funds   are  invested  in  long-term  fixed-income   securities,
 including   government  and  corporate  bonds,  or  in   mutual   funds   which
 specialize in such fixed-income securities.

 Equity  Fund-  Funds  are  invested  in  a  variety  of  common  and  preferred stocks, with emphasis on a balanced portfolio of primarily common stocks offering appreciation potential over a number of years, or in mutual funds which specialize in such equity investments.


                       Savings Incentive Plan of
                        CUC International Inc.

               Notes to Financial Statements (continued)


Note A- Description of Plan (continued)

Investment Options (continued)

 CUC   Stock  Fund-  Funds  are  invested  in  Common  Stock,  which  is  traded on the New York Stock Exchange.

Participants may change their investment options quarterly.

Payment of Benefits

Upon   termination  of  employment,  a  participant  shall  receive  a  lump-sum amount equal to the vested value of his or her account.

Note B- Summary of Accounting Policies

Basis of Accounting

The   accounting   records   of  the  Plan  are  maintained   on   the   accrual
basis.

Investment Valuation and Income Recognition

The PlanOs investments, except for the guaranteed insurance contracts (entered into before December 15, 1993), are stated at fair value. Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the plan year. Investments traded on the over-the-counter market for which no sale was reported on that date are valued at the average of the last reported bid and ask prices. The guaranteed insurance contracts are valued at contract value as estimated by the insurance companies. Contract value represents contributions made under the contract, plus interest at the contract rate, less funds used to pay retirement benefits and to pay for the insurance companiesO administrative expenses. These contracts are subject to interest penalties for early withdrawal or termination from 1-5% of the contract value.

Effective June 30, 1995, the Company approved a three-for-two stock split, in the nature of a stock dividend payable to stockholders of record on June 19, 1995. Accordingly, all Common Stock share amounts have been adjusted to reflect the stock split.

Purchases  and  sales  of  securities  are  recorded  on  a  trade-date   basis.
Dividends are recorded on the ex-dividend date.

The  change  in  the  difference  between  the  fair  value  and  the  cost   of
investments is reflected as net unrealized appreciation (depreciation) in fair value of investments. The net realized appreciation
(depreciation) on investments is the difference between the proceeds received, after fees and expenses, and the average cost of investments sold.

Administrative Expenses

All administrative expenses incurred in connection with the operation of the Plan are paid by the Company.


                       Savings Incentive Plan of
                        CUC International Inc.

               Notes to Financial Statements (continued)


Note C- Investments

The fair value of individual investments that represent 5% or more of the Plan's net assets are as follows:

                                                     December 31
                                                  1995         1994

Fleet Investment Services
 Short-term Income Fund
 1995 D 6,408,587 units;
 1994 D 4,397,584 units                      $ 6,408,587
                                                         $  4,397,584

CUC International Inc.
 Common Stock,
 1995 D 867,559 shares;                        29,604,768
 1994 D 1,000,683 shares                                   22,181,807

The Plan's investments are held in safekeeping by Fleet Bank.

Note D- Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become fully vested and will receive lump-sum distributions in an amount equal to the value of their accounts.

Note E- Differences Between Financial Statements and Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

                                                 December 31
                                              1995           1994
Net assets available for benefits per
 the financial statements                   $82,860,450   $61,335,277
Amounts allocated to withdrawn
 participants                                (3,142,546)     (374,649)
Net assets available for benefits per
 the Form 5500                              $79,717,904   $60,960,628


                       Savings Incentive Plan of
                        CUC International Inc.

               Notes to Financial Statements (continued)



Note  E-  Differences  Between  Financial  Statements  and  Form  5500
(continued)

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

                                            Year ended December 31
                                                1995           1994

Benefits paid to participants per the
 financial statements                        $10,342,099   $5,701,428
Add: Amounts allocated on Form 5500 to
 withdrawn participants at December 31,
 1995 and 1994                                 3,142,546      374,649
Less: Amounts allocated on Form 5500 to
 withdrawn participants at December 31,
 1994 and 1993                                  (374,649)    (212,706)
Benefits paid to participants per the
 Form 5500                                   $13,109,996   $5,863,371

Note F- Tax Status

The  Internal Revenue Service has ruled that the Plan qualifies  under
Section 401(a) of the Internal Revenue Code ("IRC") and, therefore, the related trust is not subject to tax under present income tax law. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan sponsor is not aware of any course of action or series of events that have occurred that might adversely affect the PlanOs qualified status.



                       Savings Incentive Plan of
                        CUC International Inc.

                  Assets Held for Investment Purposes

                           December 31, 1995



                           Description of
                            Investment Including
Identity of Issue, Borrower     Maturity Date,
     or Similar Party      Rate of Interest, Par               Fair
                           or Maturity Value          Cost    Value

Bonds and Corporate Notes

Bank New York Inc.          $100,000 principal
                            amount,
                              6.50%;due December
                            1, 2003                $100,291 $101,853
Bank America Corp.          $200,000 principal
                            amount,
                              7.20%;due September
                            15, 2002                200,500  210,802
Bank America Corp.          $150,000 principal
                            amount,
                              7.125%;due May 12,
                            2005                    159,570  157,344
Bankers Trust NY Corp.      $100,000 principal
                            amount,
                              7.50%;due January
                            15, 2002                99,640   105,707
Bankers Trust NY Corp.      $240,000 principal
                            amount,
                              9.00%;due August 1,
                            2001                    240,900  269,218
Bankers Trust NY Corp.      $400,000 principal
                            amount,
                              7.25%;due November
                            1, 1996                 405,432  404,940
Bear Stearns Co.            $200,000 principal
                            amount,
                              6.50%;due June 15,
                            2000                    204,442  204,070
Bear Stearns Co.            $200,000 principal
                            amount,
                              6.70%;due August 1,
                            2003                    201,460  204,624
Chemical Banking Corp.      $250,000 principal
                            amount,
                              8.50%;due February
                            15, 2002                250,937  280,680
Citicorp                    $250,000 principal
                            amount,
                              6.75%;due August 15,
                            2005                    228,228  253,067
Citicorp                    $100,000 principal
                            amount,
                              7.125%;due June 1,
                            2003                    106,021  105,151
Citicorp Shelf 83           $300,000 principal
                            amount,
                              7.125%;due March 15,
                            2004                    288,363  317,343
Chrylser Financial Corp.    $300,000 principal
                            amount,
                              6.00%;due April 15,
                            1996                    306,990  300,084
Dean Witter Discover        $200,000 principal
                            amount,
                              5.00%;due April 1,
                            1996                    201,502  199,758
Dean Witter Discover        $300,000 principal
                            amount,
                              6.25%;due March 15,
                            2000                    301,257  306,225
Ford Capital B V            $350,000 principal
                            amount,
                              9.00%;due June 1,
                            1996                    351,312  354,613
Ford Motor Credit Co.       $300,000 principal
                            amount,
                              6.25%;due February
                            26, 1998                304,422  304,473
Hilton Hotels Corp.         $200,000 principal
                            amount,
                              7.70%;due July
                            15, 2002                201,250  215,574


                       Savings Incentive Plan of
                        CUC International Inc.

            Assets Held for Investment Purposes (continued)

                           December 31, 1995


                           Description of
                            Investment
                            Including
                            Maturity Date,
    Identity of Issuer,    Rate of Interest,
        Borrower                Par                          Fair
     or Similar Party      or Maturity Value      Cost       Value

Bonds and Corporate Notes (continued)

Merrill Lynch & Co.         $300,000 principal
                            amount,
                              8.30%;due
                            November 1, 2002     $304,728   $335,826
Merrill Lynch & Co.         $100,000 principal
                            amount,
                              7.75%;due March
                            1, 1999               100,618    105,479
Merrill Lynch & Co.         $125,000 principal
                            amount,
                              9.00% due May
                            1, 1998               133,120    133,655
Morgan Stanley Group        $150,000 principal
                            amount,
                              8.33% due
                            January 15, 2007      150,562    171,856
Morgan Stanley Group        $100,000 principal
                            amount,
                              7.875%;due
                            December 15, 1998     101,375    105,383
Morgan Stanley Group        $300,000 principal
                            amount,
                              8.00%;due
                            October 15, 1996      315,465    304,980
Morgan Stanley              $100,000 principal
                            amount,
                              9.40%;due March
                            5, 1998               115,169    107,291
Motorola Inc.               $300,000 principal
                            amount,
                              7.60%;due
                            January 1, 2007       293,508    335,034
NationsBank Corp.           $250,000 principal
                            amount,
                              6.50%;due
                            August 15, 2003       255,740    254,107
Philip Morris Cos.          $200,000 principal
                            amount,
                              7.125%;due
                            August 15,2002        209,478    207,377
Wal Mart Stores Inc         $300,000 principal
                            amount,
                              6.375%;due
                            March 1, 2003         274,953    305,523
Wells Fargo & Co.           $300,000 principal
                            amount,
                              6.125%;due
                            November 1, 2003      292,872    298,713
Wells Fargo & Co.           $100,000 principal
                            amount,
                              8.750%;due May
                            1, 2002               106,863    113,670
Wells Fargo & Co.           $240,000 principal
                            amount,
                              8.200%;due
                            November 1, 1996      240,000    244,939
Wells Fargo                 $100,000 principal
                            amount,
                              8.10%;due July
                            22, 1996               99,899    101,257
Total                                          $7,146,867 $7,420,616


                       Savings Incentive Plan of
                        CUC International Inc.

            Assets Held for Investment Purposes (continued)

                           December 31, 1995


                             Description of
                               Investment
                                Including
                             Maturity Date,
    Identity of Issue,      Rate of Interest,
         Borrower                  Par                         Fair
     or Similar Party       or Maturity Value     Cost        Value

Common Stock

Abitibi Price Inc.          27,000 shares        $ 462,036  $ 391,500
Airtouch     Communications
Inc.                        15,000 shares          404,191    421,875
American International
   Group Inc.                4,780 shares          164,855    442,150
Argosy Gaming Corp.         14,000 shares          355,742    106,750
Au Bon Pain Inc. Class A    15,000 shares          244,437    123,750
Australis Media Ltd. Com   335,000 shares          198,536    279,631
Authentic Fitness Corp.     14,000 shares          170,650    290,500
Bankers Trust NY Corp. Com.  5,000 shares          232,405    332,500
BHC Financial Inc.          10,000 shares          167,250    180,000
Capital One Financial Corp. 22,000 shares          368,367    525,250
Cheesecake Factory Inc.     22,000 shares          406,450    473,000
Cidco Inc. Com.              5,200 shares          127,595    132,600
Circus  Circus  Enterprises
   Inc.                     11,300 shares          271,066    314,988
Citicorp Com.               10,000 shares          448,909    672,500
CKE Restaurants Inc. Com    25,000 shares          261,875    400,000
Comcast Corp. CL A Special  18,000 shares          284,621    327,384
Coventry Corp.              24,000 shares          457,573    495,000
CUC International Inc.*    867,539 shares       16,576,961 29,604,768
Finova Group Inc. Com        9,000 shares          274,341    434,250
First USA Inc.              10,000 shares          348,945    443,750
Foundation Health Corp.     12,000 shares          429,825    519,000
Franklin Quest Co. Com      10,000 shares          240,809    195,000
General Nutrition Cos Inc.  30,000 shares          317,783    690,000
General Re. Corp.            2,000 shares          165,535    310,000
Gtech Holdings Corp.        24,000 shares          579,807    624,000
Harrah's Entertainment Inc.
   Com                      25,000 shares          181,020    606,250
Humana Inc.                 12,000 shares          237,849    328,500
IHOP Corp. New Com.         22,000 shares          519,167    572,000
Industrie Natuzzi SPA       11,000 shares          182,632    499,125
Intel Corp. Com.             8,400 shares          255,692    476,700
I-Stat Corp.                 6,500 shares          203,775    211,250
KLA Instructors Corp.        8,000 shares          252,300    208,504
Jones Apparel Group Inc.     8,000 shares          202,226    315,000
Life Partners Group Inc.    24,100 shares          430,273    328,363
Luxottica Group SPA
   Sponsored ADR            13,000 shares          372,672    760,500
Mannesmann A.G.              1,650 shares          465,063    526,492
MBNA Corp. Com              10,000 shares          224,250    368,750
Micron Technology Inc.      14,000 shares          278,600    554,750


*    Indicates party-in-interest to the Plan


                       Savings Incentive Plan of
                        CUC International Inc.

            Assets Held for Investment Purposes (continued)

                           December 31, 1995


                             Description of
                               Investment
                           Including Maturity
                                  Date,
    Identity of Issue,      Rate of Interest,
         Borrower                  Par                         Fair
     or Similar Party       or Maturity Value      Cost       Value

Common Stocks (continued)

Morgan Stanley Group Inc.    6,000 shares       $ 257,121   $ 483,750
Motorola Inc. Com.           8,000 shares         389,272     456,000
Nine West Group             11,000 shares         292,100     412,500
Nu-Kote Holding Inc.        29,600 shares         268,889     503,200
Philip Morris Cos. Inc.      7,500 shares         449,204     676,875
Players International Inc.  25,200 shares         314,450     269,338
Promus Hotel Corp. Com.     10,500 shares          35,614     233,625
Railtex Inc. Com            10,000 shares         209,500     210,000
Revco D.S. Inc.             15,000 shares         306,192     423,750
SAP Ord.                     4,500 shares         309,829     717,234
Schuler Homes Inc.          26,000 shares         379,986     203,137
Showboat Inc.               18,000 shares         304,827     474,750
Signet Banking Corp.        12,000 shares         225,131     285,000
Sonic Corp.                 16,500 shares         244,497     313,500
Sports & Recreation Inc.    21,000 shares         339,146     149,625
Staples Inc.                 9,000 shares         108,838     219,375
Supercuts Inc.              30,000 shares         370,598     240,000
Teva Pharmaceutical
   Industries Adr.           7,700 shares         211,558     357,088
Texas Instruments Com.      10,000 shares         411,725     515,000
Timberland Co.               9,000 shares         289,908     178,875
Time Warner Inc.             5,000 shares         177,219     189,375
Transatlantic Holding Inc.   6,000 shares         212,621     440,250
United Healthcare Corp.     15,000 shares         658,797     980,625
US Healthcare Incom         12,000 shares         479,205     558,000
Viking Office Products Inc. 10,000 shares         119,481     465,000
Vodafone Group PlC
   Sponsored Adr            12,000 shares         369,171     423,000
Wells Fargo & Co.            3,000 shares         195,772     648,000
Total                                         $35,396,734 $55,513,202


                       Savings Incentive Plan of
                        CUC International Inc.
            Assets Held for Investment Purposes (continued)
                           December 31, 1995

                           Description of
                             Investment
  Identity of Issue,     Including Maturity
       Borrower         Date, Rate of Interest,                 Fair
   or Similar Party     Par or Maturity Value      Cost        Value

United States Government
and  Government  Agency  $900,000    principal
Securities         U.S.  amount,
Treasury Notes               6.25%, due August
                         15, 2023              $779,503     $  925,029
                          $1,000,000  principal
                         amount,
                              7.625%,    due
                         November 15, 2022      979,772      1,207,970
                          $250,000    principal
                         amount,
                              7.50%,     due
                         November 15, 2016      244,606      293,125
                          $250,000    principal
                         amount,,
                           7.25%, due August
                         15, 2004               249,841      278,008
                          $200,000    principal
                         amount,
                              8.50%,     due
                         November 15, 2000      206,775      226,250
                          $200,000    principal
                         amount,
                           8.75%;due  August
                         15, 2000               198,462      227,156
                          $300,000    principal
                         amount,
                            8.875%;due   May
                         15, 2000               299,916      340,500
                          $1,500,000  principal
                         amount,
                                   7.25%;due
                         November 30, 1996    1,492,541    1,525,545
                          $1,500,000  principal
                         amount,
                           6.25%;due  August
                         31,1996              1,503,340    1,508,670
                          $200,000    principal
                         amount,
                                  7.875%;due
                         February 15, 1996      199,267      200,594

U.S. Treasury Bills      $1,000,000
                          principal amount,
                            due November 14,
                          1996                  951,800      951,800
                          $1,000,000
                          principal amount,
                              due  July  25,
                          1996                  947,354      947,354

Government      National  $80,308   principal
Mortgage Association      amount,
                          9.500%,  due  June
                          15, 2020               87,114       86,155
                          $58,384   principal
                          amount,
                          9.500%, due August
                          15, 2017               64,037       62,634
                                              8,249,328    8,780,790
Guaranteed    Investment
Contracts
   Nationwide             $1,357,036
                          principal  amount,
                          6.10%     interest
                          rate,          due
                          September 9, 1999   1,357,036    1,357,036
   Southwest              $302,143  principal
                          amount,
                          4.50%     interest
                          rate,          due
                          September 21, 2012    302,142      302,142
                                              1,659,178    1,659,178
Short-term    Investment
Funds
Fleet Investment Services
Short-term Income Fund   $6,408,587
                          principal amount    6,408,587    6,408,587
                                              6,408,587    6,408,587
Total Investments                           $58,860,694  $79,782,373


                       Savings Incentive Plan of
                        CUC International Inc.

                  Schedule of Reportable Transactions
                     Year ended December 31, 1995



                                  Purchase   Selling    Cost of    Net Gain
Identity of    Description of    Price (a)  Price (a)    Asset      (Loss)
   Party           Asset
 Involved

Category (iii)-A series of security transactions in excess of 5% of the current value of plan assets

Fleet         Short-term  Income
Investment    Fund,
Services      29,822,213 units   29,822,213
              27,836,965 units              27,836,965 27,836,965

Neuberger and CUC International,
Berman        Inc. Stock,
              15,000 shares         485,177
              111,595 shares                 3,762,581  2,010,513 1,752,068


There were no category (i), (ii) or (iv) reportable transactions during the year ended December 31, 1995.


(a) Purchase and selling prices are equal to aggregate fair value at dates of acquisition and disposition, respectively.